

March 9, 2011

Mr. John Quentin, Chief Financial Officer
Veritec, Inc.
2445 Winnetka Avenue N.
Golden Valley, MN 55427

Re: Veritec, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed October 12, 2010
File No. 0-15113

Dear Mr. Quentin:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief